

September 11, 2014

Via E-mail
Frank A. Cavallaro
Chief Financial Officer
Republic First Bancorp, Inc.
50 South 16th Street
Philadelphia, Pennsylvania 19102

    Re: Republic First Bancorp, Inc.
              Form 10-K for Fiscal Period Ended December 31, 2013
              Filed March 24, 2014
              File No. 000-17007

Dear Mr. Cavallaro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations

Allowance for Loan Losses, page 46

1. We note the significant increase in the amount of delinquent loans in the 30-59 day category and the level of impaired loans which occurred during the fourth quarter of fiscal 2013 (i.e. from $380,000 at September 30, 2013 to $21.5 million at the end of fiscal 2013), which was primarily due to two lending relationships. We also note that during the fourth quarter of 2013 you recorded a loan loss provision in the amount of $3.6 million on a single lending relationship becoming impaired, which was the result of the receipt of

an updated appraisal which indicated a collateral deficiency.   Please address the following in your response letter:

- Provide us with specific loan information and respective payment histories for the two lending relationships noted above and the amount of the specific loan loss provision recorded in the fourth quarter of 2013;
- Tell us the outstanding loan balances and the levels of specific valuation allowances recorded (i.e. and how these amounts were determined) on each of these loans at December 31, 2012 and each subsequent quarter through December 31, 2013 and the interim periods of 2014.
- Explain the triggering events which occurred during the fourth quarter of fiscal 2013 which caused these loans to become impaired and the specific valuation allowances recorded due to the collateral deficiencies;
- Tell us your appraisal policy for loans which have been delinquent or have been identified internally as classified loans and indicate the dates of the recent and prior appraisals on these two lending relationships;
- Tell us whether these loans were classified as nonaccrual or identified as being impaired at December 31, 2012 or at any subsequent quarter through December 31, 2013;
- Tell us your loan charge-off policy once a specific valuation allowance has been recorded on specifically identified impaired loans; and
- Tell us the risk rating classification of these loans at December 31, 2012 and at each subsequent quarter through December 31, 2013 and the interim periods of 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all comments to Marc Thomas, Staff Accountant, at (202) 551-3452 or, if you thereafter need further assistance, to me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief